Exhibit 21.1
Subsidiaries of the Company

Name	Jurisdiction of Incorporation
eFunds Corporation	California
Analytic Research Technologies, Inc.	Minnesota
eFunds Canada, Inc.	Canada
ClearCommerce Corporation	Delaware
Chex Systems, Inc.	Minnesota
eFunds Holdings Limited	United Kingdom
eFunds International Limited	United Kingdom
Deposit Payment Protection Services, Inc.	Delaware
eFunds Global Holdings Corporation	Minnesota
iDLX International B.V.	Netherlands
iDLX Holdings B.V.	Netherlands
eFunds IT Solutions Group, Inc.	Delaware
eFunds International India Private Limited	India
eFunds Overseas, Inc.	Minnesota
ATM Management Services, Inc.	Minnesota
eFunds (Canada) Corporation	Nova Scotia
Penley, Inc.	Georgia
Global Recovery Services India Private Limited	India
WildCard Systems, Inc.	Florida
WCS Administrative Services, Inc.	Florida
WildCard Systems (Asia Pacific) Pte. Ltd.	Singapore
eFunds Corporation Payments Solutions and Services India Private Limited	India